Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 132-02238


THE FOLLOWING IS A TRANSCRIPT FROM EXTENDED SYSTEMS' INVESTOR CONFERENCE CALL ON JULY 11, 2002:

Extended Systems, Inc. (XTND) - Special Investor Call

Thursday, July 11, 2002 11:00 AM ET

THE OPERATOR: Good morning, ladies and gentlemen, and welcome to the Extended Systems, Incorporated Special Investor Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Mr. Steve Simpson. Thank you, Mr. Simpson, you may begin.

STEVE SIMPSON: Thank you, John. Thank you, and good morning. As President and CEO of Extended Systems, I'd like to thank everyone for joining us today. With me is Karla Rosa, our Chief Financial Officer.

Before I continue the call, I would like to inform you that some of the statements in today's call may be forward-looking statements. These statements are subject to risks and uncertainties that may cause actual events or results to differ materially. These risks and uncertainties are discussed in detail in Extended Systems' SEC filings, including our fiscal 2001 Form 10-K and our Form 10-Qs for Fiscal 2002.

Early this morning, we issued a press release announcing our preliminary results for the fourth quarter of fiscal 2002. We expect fourth quarter revenue from continuing operations in the range of $5.4 million to $5.7 million for the quarter, down from the revenue from continuing operations of $6.3 million for the third quarter of fiscal 2002.

We expect to report MIM software revenue in the range of $5.0 million to $5.3 million, down from $5.9 million for the fourth quarter of last year and down from revenue of $5.9 million for the previous quarter. Revenue from our infrared hardware product is expected to be approximately $450,000 in the fourth quarter.

During the fourth quarter, we continued the strong adoption of our XTNDConnect Server product and expect to report a year-over-year revenue growth of approximately 10 percent. However, as expected, we saw a decline in sales, year-over-year, of our Bluetooth and Advantage software product.

Due to the current economic climate, we are finding that information technology organizations and the companies for which they work are being very pragmatic and conservative. We are pleased that during the fourth quarter we signed a record number of new XTNDConnect Server enterprise customers, adding over 200 customers during the quarter, an increase of 3 percent over new enterprise customers added last quarter and an increase of 37 percent over new enterprise customers added in the fourth quarter of last year. New customer wins included Prudential from New York, Novartis, University of South Dakota

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Medical School, NRE in Australia, in the U.K., AMD, Philips Headquarter, which we are building on a relationship that we have with Philips Component, BT Ignite, MM02, which was formerly BT Cellnet, Vodafone in Ireland, Kellogg's in Ireland, Imperial Tobacco, Invesco, WestLB in Germany, and London Scottish Bank. We also saw existing customers, including Principal Financial, 3M and TXU continue to roll out additional users.

While we are pleased in the growth of new customers, we are continuing to see that the number of licenses customers are purchasing remains conservative. The up side of that is that we believe Extended Systems has built a strong foundation of large customers, and that once the purse strings loosen and corporations start to increase their investments in mobile and wireless technology, we'll be in an excellent position to capitalize on sales to our customer base.

We expect operating expenses to be in the range of $6.6 to $6.8 million, down from $7.2 million for the third quarter of fiscal 2002.

We expect to report an operating loss from continuing operations in the range of $1.8 million to $2.1 million, compared to the operating loss from continuing operations of $1.9 million in the prior quarter. Our net loss for the quarter is expected to be between $0.16 and $0.19 per share, compared to the net loss of $0.02 a share in the third quarter of fiscal 2002. The net loss in the third quarter of fiscal 2002 included an accrual for a tax refund of $1.6 million, which had the effect of reducing the net loss by approximately $0.14 per share.

We have continued to exercise strong cash management and are pleased to end the fourth quarter with approximately $5.4 million in cash, an increase from $4.6 million at March 31, 2002, primarily as a result of the receipt of the $1.6 million tax refund. In addition, we have no long-term debt at the end of the fourth quarter, and we have a line-of-credit facility with Silicon Valley Bank that provides us with access to up to $5 million in cash, subject to current account receivable balances. We currently have no outstanding balance on this line.

We will be providing you with more detailed results for the fourth quarter and our outlook for the first quarter of fiscal 2003 when we report our final financial results on Wednesday, July 31.

This concludes the formal part of our presentation. We would now like to open the call for your questions.

OPERATOR: Excuse me, ladies and gentlemen. At this time, we will be conducting a question-and-answer session. If you would like to ask a question, please press star one on your telephone keypad. To remove your question from the queue, please press star two. For those participants using speaker equipment, it may be necessary to pick up the handset before pressing the star keys.

Our first question comes from Mr. Matt Hoffman from SoundView. Mr. Hoffman, please state your question.

MATT HOFFMAN:  Hey, good morning, Steve.

STEVE SIMPSON:  Hi, Matt.

MATT HOFFMAN:  How're you doing?

STEVE SIMPSON:  Good.

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MATT HOFFMAN:  I don't know if Karla's there or not?

STEVE SIMPSON:  Yes, she is.

KARLA ROSA:  I am here, Matt.  Good morning.

MATT HOFFMAN: Hey, Karla. First, let's drill down a bit into the software numbers and what's going on with the European weakness. You mentioned in your prepared remarks that Bluetooth was weak. Is that also tied to the European weakness you saw, or were we seeing XTNDConnect Server also weak in Europe?

STEVE SIMPSON: It was - XTNDConnect Server was weaker in Europe than we expected. We did see solid year-over-year growth in Europe for XTNDConnect Server, but we saw a slowdown in the fourth quarter. Compared to North America, which continued to have sequential growth compared to the previous quarter.

As far as Bluetooth goes, we really don't delineate that from a geographic point of view. As you know, much of that business, of course, comes from Asian vendors as well as vendors all over the world. But a lot of - since a lot of the mobile device vendors are in Asia, a lot of that business does come out of Asia.

MATT HOFFMAN: So sell-through was weak on those devices, and your royalty payments then were relatively weak? Or was it the up-front licensing that's weak on Bluetooth?

STEVE SIMPSON: Well, I think it's a combination. We've seen - we continue to see a slowness in deployment, as we've been talking about for quite some time, and we also saw - as a result of that, we've seen year-over-year decline in the revenue from licensing and the SDKs and from non-recurring engineering charges and those types of things simply because many of the vendors who will be deploying Bluetooth devices, we've already provided them with the capability to do that. And so, of course, in their case, where we will make progress is when they actually start to ship in volume. The number of vendors looking for new Bluetooth opportunities had slowed down. Now, we have seen some up-tick in interest again from other vendors and other projects wanting to do Bluetooth, but it's - hasn't been reflected yet in the revenue.

MATT HOFFMAN: Okay. So the overall environment for Bluetooth is - its better days are not behind it? You would still remain -

STEVE SIMPSON: No, I don't believe that better days are behind it, but it is all tied, as we've talked to on other conference calls, all tied to volume shipments of devices, and that continues to be pretty slow. And so we've, of course, as we have talked about and provided guidance, we've assumed that there'd be relatively low Bluetooth royalty revenue until such time as we see that pick up. And then, also, we have factored in how much of the up-front type of revenue will we continue to recognize since many of the customers that we work with have done their up-front work. And those have been factored in, obviously, into our numbers, and they're reflective of what we're seeing right now.

MATT HOFFMAN: I've asked this question a couple of times, and you've put me off or - but I'll ask it again anyway, and can you give us a basket maybe of the OEMs who are deploying Bluetooth who we should look to? In other words, during the quarter as we do our checks, who should we - who are the key OEMs that will drive your Bluetooth development movement forward?

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STEVE SIMPSON: I might actually - let me introduce Don Baumgartner, who's our VP of Marketing and is one who really works with the Bluetooth vendors, and he might give us a little bit of thought on that. Don, are you there?

DON BAUMGARTNER:  Yes, I am.  Hi, Matt.

MATT HOFFMAN:  Hi, Don.

DON BAUMGARTNER: Probably what we're seeing right now is there's certain segments that are pretty hot from an SDK licensing. Right now, the hottest one is in the telematics or the automobile industry, and that's where we've laid the groundwork with a lot of work there with people like Visteon and Johnson Controls, some people in Japan, as well as we've started some pretty good progress with some companies in Europe. So we expect that we'll see more licensing revenue from those, but typically we're not going to see a lot of deployment there until probably model car 2004. So that's a sector right now that's going to be hot.

In terms of existing stuff, what we're starting to see is there's enough deployment at World Congress that was held in Amsterdam in June. You could really see that, you know, there's actually a lot of usable products, and the main ones being from the telephone vendors, from Ericsson and Nokia. So that'll start to drive some applications. I think a couple of those that will get driven are around access points. Red-M is a customer of ours is a good one to watch.

MATT HOFFMAN:  Which one?

DON BAUMGARTNER:  Red-M.

MATT HOFFMAN:  Red-M, okay.

DON BAUMGARTNER: That's U.K. They're starting to have some good success, maybe in more vertical-type applications than broad horizontal applications, but they are starting to have some good success there. And so you might watch them in terms of their news and how they start to roll things out. That's an interesting partnership in that one of the activities that we're starting to see more so in Europe as we're getting some of it available is that people are actually using the Bluetooth connectivity between a PDA and their cell phone, and that's allowing them to then use XTNDConnect Server in more wireless applications.

MATT HOFFMAN:  Great.

DON BAUMGARTNER: And so that's starting to tie the two things together. I think that will start to pick up in Europe in the second half as we get more deployment. But still a majority, I think, if you look at a lot of the analysts on the Bluetooth side from a semiconductor standpoint, they're still pretty bullish on Bluetooth, but they really push most of their projections out almost a year to 18 months still.

MATT HOFFMAN: Okay, move back to Steve and Karla, Brookhaven and the sale of the Brookhaven. What impact will that have on hardware sales moving forward?

KARLA ROSA: We don't expect it to have any real impact on our guidance related to the infrared hardware business. We're still looking that we're going to see infrared hardware of about $250,000 a quarter. They have worked with us out of Singapore to land some of the OEM deals we have with customers like Casio, but we do have the direct relationship with those OEM partners out of Boise.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       4
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MATT HOFFMAN:  What did you lose by selling them?

KARLA ROSA: Well, what we lost really, Matt, was an expense base in Singapore that was really focused on the hardware business. That entity had historically been responsible for development and sales of hardware products, and it had also been key in managing our manufacturing relationship in Malaysia for, historically, both the print server business and the infrared hardware business. As we've transitioned our business to focus on the software arena, they haven't been a strategic part of the software business, and it really just made sense to eliminate them from the consolidated group to help with our streamlining of our expense structure.

MATT HOFFMAN: And then the last question from me, you own your property in the building, the structure you guys go to every day there in Boise. What's the value of that building, and is there a mortgage on the property at all?

KARLA ROSA: There is no mortgage on the property. We own the building outright. You know, the value of the building - you know, I would estimate, Matt, for the building and the land associated with the building, it's somewhere in the neighborhood of seven to ten million.

MATT HOFFMAN:  Great.  Well, thanks, guys.

STEVE SIMPSON:  Okay, thanks, Matt.

KARLA ROSA:  Thanks, Matt.

OPERATOR: Our next question comes from Mr. Kevin Giboney from D.A. Davidson and Company. Mr. Gibony, please state your question.

KEVIN GIBONEY:  Hi, Steve and Karla.

STEVE SIMPSON:  Hi, Kevin.

KARLA ROSA:  Good morning, Kevin.

KEVIN GIBONEY: I was wondering if you could just talk a little bit about the competitive environment, if you're seeing any changes there, and also just in terms of your pricing, I know the number of licensings is conservative as the whole environment is very conservative right now. But in terms of the pricing that you're seeing to get those licensing deals that you are, are you seeing any price around the per-seat be there, and, you know, how is that tracked over time?

STEVE SIMPSON: Okay, Kevin, if you're looking from a competitive point of view, the picture probably hasn't changed significantly. We have seen some smaller - very smaller players that were not directly competing with us exit the business or be acquired because of the current situation and their inability to raise the further funding. But if we look at the people we typically see in deals, it's pretty much the same as it has been. I think one change was when Microsoft indicated they were no longer going to carry MIS forward. That certainly helped to clear up some uncertainty in the minds of our potential customers, didn't cause them to suddenly run out and buy from us, but I think that actually helped.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       5
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As far as pressure on per-seat pricing, we really have not seen significant pressure, and I think that's also reflective, of course, because we're not seeing yet the really large rollouts where it becomes a bigger and bigger issue for the customer. But as of now, the per-seat pricing has remained quite stable. And moving forward from a competitive point of view, I think we will see that we are competing with a somewhat broader range of competitors as we do the integration of ViaFone into Extended Systems because we will then have a range of competitors that are like Avant Go, for example, that provide that type of a wireless real-time kind of connectivity that we will then have that as part of our kit. But things from a competitive point of view are staying pretty much the way they've been in our previous discussions, as well as our pricing is, too.

KEVIN GIBONEY: Okay, great. And while on the subject, any update in terms of how the acquisition is taking place and kind of where you are in terms of integration and, you know, any kind of detail that you can give in terms of, you know, what you're seeing going from, I guess, a melting-of-the model standpoint? I know you're not prepared probably to give details on that, but just kind of from an accretion standpoint, what you're thinking or expecting out of that?

STEVE SIMPSON: Okay. I'll give a little bit of what's happening with the integration effort. Then I'd ask Karla to further elaborate on it.

As you know, we filed the S-4, and so with that - that process is rolling with the SEC. We've been doing a lot of work in planning with the ViaFone team as to how we will integrate - how we will run the combined company as soon as we do the close. Of course, as you know, we have to behave as independent companies right now, but an awful lot of work is being done to make sure that when we have close that we will be ready to take advantage of the additional capabilities and team that ViaFone brings to us.

Karla might give a little bit better perspective on the timing because I think she's been the closest to it most recently because there has been some - I think some change in that relative to the final review, etcetera, by the SEC.

KARLA ROSA: Yeah, at this point in time, we have not heard back from the SEC, but we do expect to hear back from them soon. Our best estimate on the timing of the close is still sometime in the first quarter. We don't have a definitive date for that and won't until we know when we'll go effective with the S-4.

Kevin, to address your question in terms of what do we expect from an operating model, we're not prepared to comment on that in detail on this call. We will be providing additional detail on that on the call on July 31. You may recall that on the ViaFone announcement at that point in time, we had guided that we expected ViaFone to add somewhere in the neighborhood of eight - eight-and-a-half to ten million of revenue if the transaction closes in late July or early August, and on the bottom line, we would expect them to add three to four hundred thousand. And, again, we'll be updating our outlook on the July 31 call.

KEVIN GIBONEY: Okay, so that's still tracking on those previous numbers, I guess is what I was asking, as you get more in detail and more into the integration process or looking at that, I guess, is what I was asking there.

KARLA ROSA:  We don't have any new information on the call today.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       6
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KEVIN GIBONEY: Okay, great. Fair enough. And the last question then - I know you probably - another question you can't address to more specifically - but in terms of the Puma [phonetic] lawsuit, now that you've had a chance to probably look at that in a little bit more detail and get some advice from counsel, anything that you can comment on from that? And any kind of progress since the last announcement about that?

STEVE SIMPSON: Well, the primary thing is that we did review the Puma claims, and we filed our answer and countersuit a couple weeks ago. And moving through the process, I can't really comment much further on that other than we are extremely confident that we are correct in our position that we are not infringing any of Puma's patent rights.

KEVIN GIBONEY:  Good, great.  Thank you.

STEVE SIMPSON:  Thank you.

KARLA ROSA:  Thanks Kevin.

STEVE SIMPSON:  John, are there any other questions?

OPERATOR: Our next question comes from Mr. Barry Harrison from Prudential Securities. Mr. Harrison, please state your question.

BARRY HARRISON: Hey, guys. Actually, I have two questions. The first one I think is for Don. Ford and Chrysler, do you see them coming out in any of their 2003 models, either at the factory or as dealer add-ons with their hands-free Bluetooth solution?

And the second one is for Karla, and maybe you can't answer this one, but cash at the end of June, you guys were at about 5.4 million. Any estimate - or has the estimate changed for what you guys were expecting to have at the end of September once the ViaFone acquisition is completed?

DON BAUMGARTNER: Hi, this is Don. In answer to your first question, I don't expect them to come out with anything integrated out of the factory. They may have factory add-ons, but I can't confirm that at this time.

KARLA ROSA: Yeah, and, Barry, with regards to the question on cash, we do expect to report the $5.4 million at the end of June. At this point, we don't have any new information to give you an estimate of what the cash is going to be at the end of September. We will have that on July 31.

BARRY HARRISON: Okay. The previous guidance was - I think it would add about three million? Was that what the previous guidance was?

KARLA ROSA:  Yeah.

BARRY HARRISON:  Okay.

OPERATOR:  Mr. Simpson, there are no further questions at this time.

STEVE SIMPSON: Okay, well, thank you for joining us today, and we look forward to having a further discussion with you July 31. Thank you very much.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       7
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OPERATOR: This concludes today's teleconference. Thank you for your participation.

(CONFERENCE CALL CONCLUDED)

FORWARD LOOKING STATEMENTS

This script contains forward-looking statements, including statements regarding expected revenue, operating loss and net loss for the company's fourth quarter of fiscal 2002, its expected cash balance as of June 30, 2002, the execution of the company's strategy, increased future spending by enterprise customers and its impact on Extended Systems, expected streamlining of existing operating model and expected timing to close the company's acquisition of ViaFone and the timing and ability to realize the benefits thereof. These statements are subject to risks and uncertainties.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

These risks and uncertainties and assumptions referred to above include adjustments to the financial results which may occur during the closing of the company's books, the overall economic conditions and the level of information technology spending by existing and potential customers, the success of key business relationships, the timing of the close of the ViaFone acquisition and the timing and ability to realize the benefits thereof, continued growth in the markets for our products, the perceived and realized benefits of mobile devices and the company's products, the acceptance of specific industry-wide standards and protocols, the timely development and acceptance of new products and technologies, the risks associated with development of new products and product enhancements, the impact of competitive products and pricing, the risks associated with acquisitions, the risk associated with international sales and operations, and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This transcript does not constitute a solicitation of an offer to sell or a solicitation of an offer to buy shares of common stock of Extended Systems in connection with the proposed acquisition of ViaFone. On June 26, 2002, in connection with the proposed acquisition, Extended Systems filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the registration statement, including the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus, when it becomes available, because the documents contain important information about Extended Systems, ViaFone, and the proposed acquisition. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus, when it becomes available, before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement, the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus, when it becomes available, and other documents filed by Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed acquisition of ViaFone. Security holders may obtain information regarding the interests of the officers and directors of Extended Systems in the proposed acquisition by reading the preliminary joint proxy statement/prospectus filed on June 26, 2002 and the definitive joint proxy statement/prospectus, when it becomes available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       8